Form 51-102F3
MATERIAL CHANGE REPORT
ITEM 1:	NAME AND ADDRESS OF COMPANY Corriente Resources Inc. (the “Company”) Suite 520 – 800 West Pender Street Vancouver, British Columbia V6C 2V6

ITEM 2:	DATE OF MATERIAL CHANGE

May 30, 2010 and May 31, 2010

ITEM 3:	PRESS RELEASE

On May 31, 2010 and June 1, 2010, press releases (the “May 31 Press Release” and the “June 1 Press Release”, respectively) with respect to the material changes referred to in this report were issued and distributed through newswire services. The May 31 Press Release is attached as Schedule A to this report. The June 1 Press Release is attached as Schedule B to this report

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On May 30, 2010, CRCC-Tongguan Investment (Canada) Co., Ltd. (the “Offeror”), a wholly-owned direct subsidiary of CRCC-Tongguan Investment Co., Ltd. which is in turn a jointly-owned direct subsidiary of Tongling Nonferrous Metals Group Holdings Co., Ltd. and China Railway Construction Corporation Limited, pursuant to its offer dated February 1, 2010 (the “Offer”), as amended by the Notice of Extension dated March 25, 2010 and by the Notice of Extension dated April 26, 2010, to purchase all of the issued and outstanding common shares (the “Common Shares”) of the Company, including all Common Shares of the Company that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise of options issued under the Company’s stock option plan, took up and accepted for payment 76,478,495 Common Shares representing approximately 96.9% of the issued and outstanding Common Shares on a fully-diluted basis.

On May 31, 2010, the Offeror paid for these Common Shares and all of the directors and officers of the Company were succeeded by the Offeror’s nominees. The Offeror intends to acquire all common shares not deposited under the Offer pursuant to the compulsory acquisition provisions of the Business Corporations Act (British Columbia). In addition, the Company intends to apply to delist its common shares from the NYSE Amex and the Toronto Stock Exchange and to cease to be a reporting issuer in Canada and the U.S. in due course.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

Please see the attached Schedule A and Schedule B.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7:	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact:

Jin Shouhua Chairman (604) 687-0449
[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

ITEM 9:	DATE OF REPORT
DATED  June 1, 2010.

CORRIENTE RESOURCES INC.
by	/s/ Shouhua JIN
	Name:	Jin Shouhua
	Title:	Chairman

SCHEDULE A

For Immediate Release	May 31, 2010
TSX: CTQ
NYSE AMEX: ETQ
CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD. ACQUIRES
APPROXIMATELY 96.9% OF CORRIENTE RESOURCES INC.
VANCOUVER, BRITISH COLUMBIA, May 31, 2010 — CRCC-Tongguan Investment (Canada) Co., Ltd., (the “Offeror”) and Corriente Resources Inc.(“Corriente”) jointly announce that all of the terms and conditions to the Offeror’s offer to purchase (the “Offer”) all of the issued and outstanding common shares of Corriente at a price of Cdn.$8.60 in cash per common share have been satisfied prior to the expiry of the Offer at 5:00 p.m. (Vancouver time) on May 28, 2010. 76,478,495 common shares of Corriente have been validly deposited under the Offer and the Offeror has taken up and accepted for payment all of these common shares, which represent approximately 96.9% of the common shares of Corriente on a fully-diluted basis.
The Offeror is a wholly-owned direct subsidiary of CRCC-Tongguan Investment Co., Ltd. which is in turn a jointly-owned direct subsidiary of Tongling Nonferrous Metals Group Holdings Co., Ltd. and China Railway Construction Corporation Limited.
THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES.
“Kenneth R Shannon”
Kenneth R Shannon
Chief Executive Officer
Corriente shareholders with questions or requests for a copy of the early warning report to be filed by the Offeror in connection herewith should contact:
Georgeson Shareholder Communications Canada, Inc.,
Information Agent for the Offer,
North American Toll Free Number: 1-866-374-0472
Banks and Brokers Collect Number: 1-212-806-6859
Email: gsproxygroup@gscorp.com
520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

SCHEDULE B
CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD.
25th Floor, 700 West Georgia Street
Vancouver, British Columbia
V7Y 1B3
CRCC-TONGGUAN INVESTMENT (CANADA) CO., LTD. PAYS FOR
CORRIENTE RESOURCES INC. SHARES, APPOINTS NEW BOARD OF DIRECTORS
AND ANNOUNCES INTENTION TO DELIST
VANCOUVER, BRITISH COLUMBIA, June 1, 2010 — CRCC-Tongguan Investment (Canada) Co., Ltd., (the "Offeror”) and Corriente Resources Inc. (“Corriente”) (TSX: CTQ) (NYSE Amex: ETQ) jointly announce that the Offeror has paid for the common shares of Corriente that were validly deposited and not withdrawn from the Offeror’s offer to purchase (the “Offer”) all of the issued and outstanding common shares of Corriente at a price of Cdn.$8.60 in cash per common share. As previously announced by the Offeror, 76,478,495 common shares of Corriente, which represent approximately 96.9% of the common shares of Corriente on a fully-diluted basis, were validly deposited under the Offer prior to the expiry of the Offer at 5:00 p.m. (Vancouver time) on May 28, 2010.
Upon payment for the common shares of Corriente deposited under the Offer, all of the directors and officers of Corriente were succeeded by nominees of the Offeror.
The Offeror intends to acquire all common shares not deposited under the Offer pursuant to the compulsory acquisition provisions of the Business Corporations Act (British Columbia). In addition, Corriente intends to apply to delist its common shares from the NYSE Amex and the Toronto Stock Exchange and to cease to be a reporting issuer in Canada and the U.S. in due course.
The Offeror is a wholly-owned direct subsidiary of CRCC-Tongguan Investment Co., Ltd. which is in turn a jointly-owned direct subsidiary of Tongling Nonferrous Metals Group Holdings Co., Ltd. and China Railway Construction Corporation Limited.
THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES.
Corriente shareholders with questions or requests for a copy of the early warning report to be filed by the Offeror in connection herewith should contact:
Georgeson Shareholder Communications Canada, Inc.,
Information Agent for the Offer,
North American Toll Free Number: 1-866-374-0472
Banks and Brokers Collect Number: 1-212-806-6859
Email: gsproxygroup@gscorp.com

Certain statements contained in this News Release constitute forward-looking statements within the meaning of the United States Private Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include among other things, statements regarding the proposed acquisition of all of the common shares not deposited under the Offer and the intention to delist the common shares from the stock exchanges. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties, which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, but not limited to, the risk that the compulsory acquisition provisions of the Business Corporations Act (British Columbia) may become unavailable. Although these forward-looking statements are based on the expectations of management as of the date of this News Release, we cannot guarantee future results, performance or achievements.